Press release

Real estate finance provider Hypo Real Estate Group has exceeded earnings expectations in 2003

- **Net income of EUR 116 million**
- **Successful start following spin-off in September 2003**
- **Restructuring of Germany portfolio partially better than planned**
- **Expectation of higher earnings and yield in 2004**

Munich, March 29th 2004: The MDax-listed Hypo Real Estate Group, one of the leading European providers of finance for commercial real estate, has exceeded earnings expectations in 2003. Hypo Real Estate Holding AG, as the parent company of the group, has reported a result of ordinary activities (result before taxes) of EUR 156 million. The most recently published management guidance was just over EUR 100 million.

The pro-forma figure for 2002 amounted to EUR 16 million; however, this figure is only comparable to a limited extent as the Hypo Real Estate Group only came into existence in September 2003 as a result of the spin-off of further parts of the commercial real estate financing activities of the HVB Group, and accordingly did not exist in its present-day form in the year 2002.

The net income in 2003 amounted to EUR 116 million (previous year pro-forma: EUR minus 11 million); after minority interest, consolidated net income amounted to EUR 115 million. This is equivalent to a return on equity after taxes of 2.8%.

The development in earnings has been boosted by the development in overall business which has been partially better than planned, and also by a one-time income of EUR 35 million attributable to the acquisition of minority interests in the former Westfälische Hypothekenbank. This was opposed by

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Hypo Real Estate Group
Press depatrment
Unsöldstr. 2
80538 Munich

restructuring expenses of EUR 86 million for the business segment Hypo Real Estate Germany. Net income also comprises a positive tax effect of EUR 19 million. This was attributable to the profit-and-loss transfer agreement signed in the year under review by Hypo Real Estate Holding AG and Württembergische Hypothekenbank AG.

Net interest income after provisions for losses on loans and advances amounted to EUR 422 million in the Hypo Real Estate Group (previous year pro-forma: EUR 165 million). The provisions for losses on loans and advances comprise a figure of EUR 460 million for the contractually agreed risk shelter provided by HVB AG to Hypo Real Estate Bank AG. Net commission income amounted to EUR 45 million (2002 pro-forma: EUR 11 million). General administrative expenses amounted to EUR 260 million (2002 pro-forma: EUR 235 million); this item contains for the first time the costs of Hypo Real Estate Holding AG and the newly established headquarters of the business unit Hypo Real Estate International in Dublin. The operating result of the group is stated as EUR 226 million (2002 pro-forma: EUR minus 42 million).

Georg Funke, Chairman of the Board of Managing Directors of Hypo Real Estate Holding AG: "We are very satisfied with the start which has been made by the Hypo Real Estate Group. We have met and in certain cases exceeded our strategic and business objectives. From the very first day of trading, our shares have achieved a positive performance and were admitted to the MDax after several months. The challenge is now to maintain and in certain areas to boost even further the speed and quality which has been attained for the group's future development. This involves the following specific items for 2004: Strengthening our sales ability in international transactions, expanding our regional presence, rapid continuation of the

process of restructuring our Germany portfolio and expansion of our range of products for refinancing and transfer of risks."

Development in the three business segments

Hypo Real Estate International has reported a result before taxes of EUR 87 million for 2003. The portfolio of commercial real estate financing was worth EUR 13 billion on 31 December of last year. It was again not necessary for any bad loan charges to be taken to the income statement in 2003, which again underlines the quality of the business model which has been tested for many years and which focuses on mid-size and large-volume transactions with high cash flows. The regional presence in 2003 was significantly expanded as a result of the acquisition of the commercial real estate financing portfolio in the USA of the HVB Group, and the focus this year will be on breaking into Asia with the opening of the locations in Tokyo and Hong Kong.

Württembergische Hypothekenbank has reported a sound profit before taxes of EUR 54 million for 2003. New mortgage lending was generated almost exclusively abroad; these activities expanded strongly by 63% to EUR 3.3 billion, one reason being the finance for the acquisition of the US portfolio of the HVB Group provided by Hypo Real Estate Bank International.

Hypo Real Estate Germany has reported a result before taxes of EUR minus 11 million, which was better than originally budgeted. This figure includes the risk shelter provided by the HVB AG of EUR 460 million. The total loan portfolio of Hypo Real Estate Germany including municipal loans as of 31 December 2003 amounted to EUR 74.4 billion, compared with EUR 88.8 billion on the same reference date last year. The figure was accordingly

lower than the target value of EUR 78 billion and the portfolio of non-strategic or non-performing loans has been reduced more quickly than originally planned. At the same time, margins in the remaining loan portfolio improved significantly.

Outlook for 2004

For the year 2004, on the basis of expanding new business abroad and further rapid progress being made with restructuring the domestic portfolio, the Board of Management of Hypo Real Estate Holding AG expects profit before taxes to increase to between EUR 205 million and EUR 225 million in conjunction with an improvement in net return on equity to 3.5 to 4%.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group

The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate finance. The HREG consists of the listed holding company (which does not have any operations), namely Hypo Real Estate Holding AG, with registered offices in Munich, and three operational business units: These are *Hypo Real Estate International* with registered offices in Dublin, *Württembergische Hypothekenbank AG (WürttHyp)* with registered offices in Stuttgart and *Hypo Real Estate Deutschland* in Munich. The business model of the new bank is cash-flow-oriented and transaction-driven. This means that every transaction is considered individually, and is the subject of a specific decision. There are no general statements regarding sectors, sites or property locations. The focus is on profitability and risk management, and market shares and volumes are less important.

Hypo Real Estate Group

Income statement by business segment

in € millions	HREI	WürttHyp	HREGE	Other consolidation	HREG
	2003	2003	2003	2003	2003
Net interest income	137	110	420	7	674
Provisions for losses on loans and advances	37	25	190	-	252
Net interest income after provisions for losses on loans and advances	**100**	**85**	**230**	**7**	**422**
Net commission income	55	-4	-6	-	45
General administrative expenses	64	31	152	13	260
Balance of other operating income/expenses	1	-2	22	-2	19
Operating result	**92**	**48**	**94**	**-8**	**226**
Net income from investments	-5	6	-2	-	-1
Balance of other income/expenses	-	-	-103	34	-69
thereof:					
Restructuring expenses	-	-	86	-	86
thereof: Additions to restructuring provisions	-	-	33	-	33
Result of ordinary activities/result before taxes	**87**	**54**	**-11**	**26**	**156**
Taxes on income	30	2	5	3	40
Net income	**57**	**52**	**-16**	**23**	**116**
Minority interests					**1**
Consolidated net income					**115**

Key ratios by business segment

in %	HREI	WürttHyp	HREGE	HREG
	2003	2003	2003	2003
Cost-income ratio (based on operating revenues)	33.2	29.8	34.9	35.2
Return on equity before taxes	6.6	8.5	-0.5	3.8
Return on equity after taxes (excl. amortisation of goodwill)	4.3	8.2	-0.7	2.8
Return on equity after taxes	4.3 Adjusted return on equity: 9.4[1)]	8.2	-0.7	2.8

Summary of annual financial data

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Income/expenses		
in € millions	**2003**	**2002[2)]**
Net interest income	674	670
Provisions for losses on loans and advances	252	505
Net interest income after provisions for losses on loans and advances	**422**	**165**
Net commission income	45	11
General administrative expenses	260	235
Balance of other operating income/expenses	19	17
Operating result	**226**	**-42**
Net income from investments	-1	62
Balance of other income/expenses	-69	-4
Result of ordinary activities/result before taxes	**156**	**16**
Taxes on income	40	27
Net income	**116**	**-11**

Notes:

1) The acquisition of the US real estate portfolio from the HVB Group was completed at the end of December, and accordingly had a very minor influence on operating earnings. If the equity charge and the standard risk costs set for the portfolio are eliminated, the adjusted return on equity at Hypo Real Estate Bank International would have been 9.4%. Under these circumstances, the group would have earned enough to cover its capital costs in the business segments Hypo Real Estate International and at Württembergische Hypothekenbank.

2) The financial data for the financial year 2002 are based on the segment data of the segment "Hypo Group" taken from the consolidated financial statements of HVB AG for the financial year 2002. They are only comparable to a limited extent with the items for the financial year 2003 as the Hypo Real Estate Group only came into existence in September 2003 as a result of the spin-off of the commercial real estate financing activities of the HVB Group, and accordingly did not exist in 2002 in its present-day form.

Further Information:

The annual report for 2003 of the Hypo Real Estate Group is available on the internet at www.hyporealestate.com from approx. 09:30 hours today onwards.

Hypo Real Estate Group 2003 with net income of EUR 116 million in 2003

Munich, 29 March 2004 – The MDax-listed provider of real estate finance Hypo Real Estate Holding AG (WKN ordinary shares: 802 770) has reported a result of ordinary activities (result before taxes) of EUR 156 million for the financial year 2003, and has accordingly exceeded the most recent management guidance of just over EUR 100 million. The pro-forma figure for 2002 amounted to EUR 16 million; however, this figure is only comparable to a limited extent as the Hypo Real Estate Group only came into existence in September 2003 as a result of the spin-off of the commercial real estate financing activities of the HVB Group, and accordingly did not exist in its present-day form in the year 2002. The net income in 2003 amounted to EUR 116 million (previous year pro-forma: EUR minus 11 million); after minority interest, consolidated net income amounted to EUR 115 million. This is equivalent to a return on equity after taxes of 2.8%.

The development in earnings in 2003 has been boosted by the development in overall business which has been partially better than planned, and also by an one-time income of EUR 35 million attributable to the acquisition of minority interests in the former Westfälische Hypothekenbank. This was opposed by restructuring expenses of EUR 86 million for the business segment Hypo Real Estate Germany. Net income also comprises a positive tax effect of EUR 19 million. This was attributable to the profit-and-loss transfer agreement signed in the year under review by Hypo Real Estate Holding AG and Württembergische Hypothekenbank AG.

Net interest income after provisions for losses on loans and advances amounted to EUR 422 million in the Hypo Real Estate Group (previous year pro-forma: EUR 165 million). The provisions for losses on loans and advances comprise a figure of EUR 460 million for the contractually agreed risk shelter provided by HVB AG to Hypo Real Estate Bank AG, (Germany).

Hypo Real Estate International has reported a result before taxes of EUR 87 million for 2003. Württembergische Hypothekenbank has reported a pre-tax profit of EUR 54 million. The result before taxes of Hypo Real Estate Germany amounted to EUR minus 11 million.

For the year 2004, on the basis of expanding new business abroad and further rapid progress being made with restructuring the domestic portfolio, the Board of Management of Hypo Real Estate Holding AG expects profit before taxes to increase to between EUR 205 million and EUR 225 million in conjunction with an improvement in net return on equity to 3.5 to 4%.

Württemberger
Hypo

04 APR -1 AM 7:21

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Press Release

Dr. Robert Grassinger appointed to the Board of Managing Directors of Württembergische Hypothekenbank AG

Stuttgart/Munich, 12.03.2004: The Supervisory Board of Württembergische Hypothekenbank AG (Württemberger Hypo), Stuttgart, has appointed Dr. Robert Grassinger as a deputy member of the bank's Board of Managing Directors with effect from 1 April 2004. Grassinger (37) will be responsible for the Financial Markets and Business Organisation / Corporate Development Divisions.

After undergoing training as a bank employee, studying economics in Munich and obtaining a doctorate in political science in Mainz, Grassinger began his career in 1997 as Head of the Corporate Planning Department at Württemberger Hypo. In 2000 he became Deputy Head of the Bank's Foreign Department. He has held the post of Head of the Financial Markets Department since 2003.

Following the appointment of Grassinger, the Board of Directors of Württembergische Hypothekenbank AG now comprises Dr. Paul Eisele (Board spokesman), Dr. Dittmar Hagedorn, Friedrich-Wilhelm Ladda and Dr. Robert Grassinger.

Württembergische Hypothekenbank AG

Württembergische Hypothekenbank AG, Stuttgart, is a member of the Hypo Real Estate Group (HREG). The Group is one of Europe's largest providers of commercial real estate financing. HREG consists of the non-operational, listed holding company Hypo Real Estate Holding AG, domiciled in Munich, and three operational business units: besides Württemberger Hypo, Stuttgart,

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these are Hypo Real Estate Bank International with headquarters in Dublin and Hypo Real Estate Bank AG, whose head office is in Munich.

Press contact:

Württemberger Hypo
Ronald Vetter
Tel.: +49 (0)711 2096-251
Fax: +49 (0)711 2096-304
e-mail:ronald.vetter@wuertt-hyp.de

Hypo Real Estate Group:
Oliver Gruss
Tel.: +49 (0)89 203007-781
Fax: +49 (0) 89 203007-772
e-mail: oliver.gruss@hyporealestate.com

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04 APR -1 AM 7:21

Disclosure pursuant to § 25 (1) and (2) of the German Securities Trading Act [*Wertpapierhandelsgesetz, WpHG*]

In a letter dated March 2, 2004 and received on 2nd March, 2004, Morgan Stanley & Co. International Limited, 20 Cabot Square, Canary Wharf, London E14 4QW, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to § 21 of the Securities Trading Act:

"Notification pursuant to § 21 of the Securities Trading Act [*WpHG*]

Pursuant to § 21 (1) of the Securities Trading Act [WpHG], we hereby notify you of the following:

On March 1, 2004 our share of voting rights in Hypo Real Estate Holding AG in Munich ("the Company") exceeded the 5% threshold. According to the information available to us, the total number of voting rights stemming from shares issued by the Company was 130,433,775 at that time. Our voting rights at that time totaled 6,674,576, corresponding to 5.11%."

Hypo Real Estate Holding AG
Management Board

March 10, 2004

Hypo Real Estate

GROUP

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Press release

Hypo Real Estate Bank International will increase Board of Managing Directors - Markus Fell, Stephen Musgrave and Thomas S. Quinn appointed

Dublin/Munich, March 9th, 2003: Dr. Markus Fell, Stephen Musgrave und Thomas S. Quinn have been appointed to the Board of Managing Directors of Hypo Real Estate Bank International, Dublin/Ireland.

As "Executive Member of the Board" and CFO/COO Fell (39) will be responsible for Accounting, Human Resources, Operations, IT and Risk Controlling. As planned his appointment will take effect as of April 1, 2004.

Musgrave (50) and Quinn (51) will serve as "Non-Executive Members of the Board". Their appointments are subject to the approval of the Irish Financial Services Regulatory Authority.

As of April 1, 2004 the board of Hypo Real Estate Bank International will be composed of Georg Funke (CEO), Stephan Bub, Dr. Markus Fell, Jürgen Fenk, Eckehard Dettinger-Klemm and Frank Lamby ("Executive Members") as well as Kurt F. Viermetz ("Chairman of the Board"), Dr. John Bourke, John Donnelly, Stephen Musgrave and Thomas Quinn ("Non-Executive Members").

Press contact:

Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

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Notes to Editors:

Hypo Real Estate Bank International

Hypo Real Estate Bank International, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units, besides Hypo Real Estate Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany.

The new bank's business model is cash-flow oriented and transaction focused. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

For further information:
www.hypointernational.com
www.hyporealestate.com.

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Bank International, London branch, appoints Simon Fisk as head of Risk Management

London/Dublin/Munich, March 9th 2004: Hypo Real Estate Bank International, London branch, announces today that it has appointed Simon Fisk as Head of Risk Management and Syndication. In this role he will be responsible for all risk management issues relating to the London offices existing £8.5bn portfolio and for the risk assessment of all of London's new business.

Simon joins Hypo Real Estate Bank International from Tishman Speyer Properties, where he was Managing Director, Finance. Before Tishman Speyer, Simon held a number of high profile real estate banking positions including Co Head of European Real Estate Investment Banking at UBS Warburg and Head of London for Westdeutsche ImmobilienBank.

Harin Thaker, Chief Executive of Hypo Real Estate Bank International, London, commented: "Simon's experience and expertise are a welcome addition to the impressive team we have developed here in London. By taking overall responsibility for risk management he will increase our ability to provide our clients with the quick responses they require."

Simon Fisk added: "The recent developments at Hypo Real Estate Bank International have made this position a very exciting proposition for me. I look forward to joining the team in London and helping it drive forward the bank's business".

END

Hypo Real Estate Group
Press Department

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Press contact:

Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Notes to Editors:

Hypo Real Estate Bank International, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units, besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany.

Headed by Harin Thaker, Hypo Real Estate Capital Ltd, London, is responsible for the bank's operations in Great Britain. In the 14 years since its inception the team has built a portfolio under management of around £8.5 billion - including the time before the spin-off of Hypo Real Estate Group from HVB.

The new bank's business model is cash-flow oriented and transaction focused. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

For further information: www.hypointernational.com or www.hyporealestate.com.

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Bank International refinances portion of the ProLogis European Properties Fund's Central and Eastern European distribution properties portfolio:

- **Financing volume €110 million**
- **Bank's first cross-border portfolio solution in CEE**

Munich/Dublin, March 4th 2004: The German branch of Hypo Real Estate Bank International refinances a portion of the Central and Eastern European distribution properties portfolio of the ProLogis European Properties Fund. The financing volume amounts to € 110 million. The loan is secured against 16 distribution facilities in Poland, the Czech Republic and Hungary.

"I am very pleased with this transaction and the professional collaboration with ProLogis that led up to it," said Christoph Donner, Director of the bank's German branch. "This financing is our biggest yet in the region of Central and Eastern Europe (CEE). It demonstrates the bank's ability to provide cross-border portfolio solutions also in the emerging economies of Central and Eastern Europe."

The ProLogis European Properties Fund is owned by a number of institutional investors including ProLogis. To date it has invested over € 2.4 billion in a Pan-European logistics platform of modern distribution facilities in strategic locations. ProLogis acts as the sponsor and manager of the fund.

ProLogis (NYSE: PLD) is a leading global provider of distribution facilities. In 71 markets throughout North America, Europe and Asia, ProLogis services 22.3 million square meters in 1764 distribution facilities owned, managed and under development. The company is also one of the leading providers of distribution facilities in Poland, the Czech Republic and Hungary.

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Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International, Dublin, is a member of Hypo Real Estate Group (HREG). This is one of Europe's largest providers of commercial real estate financing. HREG consists of the non-operational, listed holding company and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany. The Munich office of Hypo Real Estate Bank International is responsible for the bank's operations in Germany and Central and Eastern Europe.

The new bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

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Press release

Hypo Real Estate Bank International appoints Tom Glynn as Head of Risk Management/Trading and Structuring

New York, Dublin, Munich, March 3rd 2004 : Hypo Real Estate Bank International, Dublin, is pleased to announce today the appointment of Tom Glynn (42) as Head of Risk Management/Trading and Structuring.

In this position Glynn will be in charge of the risk-management, -trading and –structuring of the bank's Credit Markets products and securitization operations. He reports directly to Stephan Bub, member of the executive board of Hypo Real Estate Bank International, responsible for the "Credit Markets" segment.

Glynn can look back on over 20 years of experience in the capital markets business. The last 14 years he spent with HVB Group where he most recently was in charge globally of the Securitization and Structured Credit Engineering Business. Prior to that he held various positions including, Senior Fixed Income and Derivatives trader at IBJ Schroeder Bank and Trust Company and in institutional securities sales at G.X.. Clarke and Co. in New York. In 1983 he graduated cum laude with a B. A. in Economics from Union College, Schenectady NY.

Stephan Bub commented: "I am very happy that Tom has joined our team here in New York and I look forward to his future contribution to the company. He will support us to achieve our goal of becoming one of the leading innovators in the Credit and Securitization markets".

Tom Glynn: "The recent developments make Hypo Real Estate Bank International an exciting company to be with. I am looking forward to tackle the challenges involved in such a growing company".

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Notes to Editors:

Hypo Real Estate Bank International, is a member of Hypo Real Estate Group, one of Europe's largest providers of commercial real estate financing. The group consists of the non-operational, listed holding company and three operational business units, besides Hypo Real Bank International with headquarters in Dublin, these are: Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Hypo Real Estate Bank AG in Germany.

The new bank's business model is cash-flow oriented and transaction focused. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

For further information:
www.hypointernational.com
www.hyporealestate.com.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Doris Linder
Phone: +49(0)89 20 3007 774
Fax: +49(0)89 20 3007 772
E-mail: doris.linder@hyporealestate.com